UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

January 14, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

Appointment of Non-Executive Director

14 January 2025

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology company, is pleased to announce that Sybella Stanley will join the Board as an independent Non-Executive Director with effect from 1 February 2025.

Sybella will serve as a member of the Remuneration Committee and will succeed Angie Risley as Chair of the Remuneration Committee with effect from 30 June 2025.

Sybella has worked for RELX Plc since 1997 and is currently Director of Corporate Finance. She retired in December 2024 from the Board of Tate & Lyle plc where she served for nine years as an Independent Non-Executive Director and was Chair of the Remuneration Committee. She served for nine years as an Independent Non-Executive Director of Merchants Trust PLC and as Senior Independent Director and Chair of the Remuneration Committee until her retirement in March 2024. She is also co-chair of the Development Board of Somerville College, Oxford.

Rupert Soames, Chair of Smith+Nephew, commented:

"We are delighted to welcome Sybella to our Board. Her broad experience in successful global businesses in both senior management and non-executive capacities will further strengthen the Board. This appointment reflects Smith+Nephew's commitment to succession planning, bringing together a range of diverse talent, expertise, skills and experience, and ensuring the effective transition of responsibilities."

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of the new appointment.

Enquiries

Investors / Analysts Andrew Swift Smith+Nephew	+44 (0) 1923 477433
Media Charles Reynolds Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal Brunswick	+44 (0) 20 7404 5959

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: January 14, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary